13013330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chart Group Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza, 14th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael LaBarbera (212)350-8206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Ave	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

DP 3/19/13

OATH OR AFFIRMATION

I, Michael LaBarbera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chart Group Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIE WALLACE
Notary Public - State of New York
NO. 01WA6190914
Qualified in Westchester County
My Commission Expires 8-4-2016

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHART GROUP ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

CHART GROUP ADVISORS, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

The Managing Member
Chart Group Advisors, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Chart Group Advisors, LLC (the "Company") at December 31, 2012 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HEADQUARTERS:
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 • Fax (516) 256-3510
An Independent Firm Associated with Moore Stephens International Limited
Offices in Manhattan
and North Carolina
www.grassicpas.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chart Group Advisors, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 26, 2013

CHART GROUP ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS		
Cash	$	56,265
Accounts receivable		4,325
Prepaid expenses		3,697
Investments in common stock, at fair value		114,635
TOTAL ASSETS	$	178,922

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	15,500
TOTAL LIABILITIES		15,500
MEMBER'S EQUITY		163,422
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	178,922

The accompanying notes are an integral part of this financial statement.

CHART GROUP ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

Note 1 - Organization

Chart Group Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates one office in New York City, NY. The Company is wholly owned by the Chart Group, L.P. (the "Parent").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Transactions and Related Income

Securities received as part of success fees are recorded at fair value, pursuant to the fair value accounting standard (see Note 3). Realized gains and losses on investments are determined on a specific identification method and together with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and local income tax purposes. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual member, the Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had no effect on the Company's financial statement.

The Company, along with its Parent, files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2009. The years 2009 to 2011 remain subject to examination by taxing authorities.

Note 3 - Investment Valuations and Fair Value Measurements

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuations methods. These inputs are summarized in the three broad levels listed below:

- Level 1 - unadjusted quoted prices in active markets for identical securities.
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.).
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Valuation Techniques

Investments in Private Operating Companies

Investments in private operating companies consist of direct private common stock investments. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from inception of the investment through the most recent valuation date. These assessments typically incorporate valuation techniques using the market approach, which values the investments based on recent transactions in the same or similar securities. These investments in private operating companies are categorized in Level 3 of the fair value hierarchy.

Note 3 - Investment Valuations and Fair Value Measurements (continued)

All of the Company's investments are evaluated utilizing Level 3 criteria. The following is a reconciliation of assets for which Level 3 inputs were used in determining value for the year ended December 31, 2012:

Balance at January 1, 2012	$	891,606
Realized loss		(291,906)
Change in unrealized depreciation		164,657
Cost of purchases		-
Proceeds for sales of securities		(649,722)
Transfers into Level 3		-
Transfers out of Level 3		-
Balance at December 31, 2012	$	114,635

Valuation Process of Level 3 Investments

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 for the fair value hierarchy are fair, consistent and verifiable. Management is responsible for overseeing the Company's valuation process for its Level 3 investments. Management's responsibilities include developing the Company's valuation process and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $40,765, which exceeded its requirement by $35,765. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2012, this ratio was 0.38:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Concentrations

Cash Credit Risk Concentration

The Company maintains all of its cash in financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. All noninterest-bearing accounts are fully insured by the FDIC through December 31, 2012.

Note 6 - Transactions with Related Parties

The Company has entered into a service agreement with its Parent under which it is charged for its allocable share of office rent and related office expenses.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2012 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.